Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. for the Three and
Nine Month Periods Ended September 30, 2023

Tel-Aviv, Israel, December 11, 2023 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and the US, today reported the publication in Israel of financial statements for the three and nine months ended September 30, 2023 of Dorad Energy Ltd. (“Dorad”), in which Ellomay currently indirectly holds approximately 9.4% through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd.) (“Ellomay Luzon Energy”).

On December 11, 2023, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Ellomay Luzon Energy, which, in turn, holds 18.75% of Dorad, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad for the quarter ended September 30, 2023 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Ellomay Luzon Energy) in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation of Dorad’s financial results.

Dorad Financial Highlights

•	Dorad’s unaudited revenues for the three months ended September 30, 2023 – approximately NIS 930.8 million.

•	Dorad’s unaudited operating profit for the three months ended September 30, 2023 – approximately NIS 221.1 million.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. Since January 1, 2023, the months of the year are split into three seasons as follows: the summer season – the months of June, July, August and September; the winter season - the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to May and from October to November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs - TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended September 30, 2023, which include the summer months of July - September, are not indicative of full year results. In addition, due to various reasons, including the effects of the increase in the Israeli CPI impacting interest payments by Dorad on its credit facility, and changes in the season and TAOZ tariff calculations that became effective on January 1, 2023, the results included herein may not be indicative of second quarter results in the future or comparable to second quarter results in the past.

The financial statements of Dorad include a note concerning the impact of the war in Israel, which commenced on October 7, 2023, on Dorad’s operations. The note states that during the days of fighting, thousands of rockets were launched towards the State of Israel, and several of them landed on the area of the Dorad power plant and caused damage to property and equipment in an immaterial scope but did not impact the ongoing operation of the power plant. The note further states that the security situation resulted in a decrease in the scope of economic and business activity in Israel and caused, among other things, a disruption in the supply and production chain, a decrease in the scope of national transportation, a shortage of personnel, a decrease in the value of financial assets and an increase in the exchange rate of foreign currencies relative to the NIS. Dorad estimated, based on the information it had as of the date of approval of the financial statements, that the current events and the security escalation in Israel are not expected to have a material impact on Dorad’s business results in the short term. Dorad further provides that as this event is not under the control of Dorad, and factors such as the continuation of the war and hostilities or their cessation may affect Dorad’s estimates, as of the date of the financial statements, Dorad had no ability to estimate the extent of the impact of the war on its business operations and its results in the medium and long term. Dorad continues to regularly monitor the developments and examines the implications on its activities and the value of its assets.

A translation of the financial results for Dorad as of and for the year ended December 31, 2022 and as of and for each of the three and nine month periods ended September 30, 2023 and 2022 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Ellomay Luzon Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain and Texas, USA, including:

•	Approximately 35.9 MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•	51% of Talasol, which owns a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain;
•
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

•	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;
•	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy;
•
Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL, Ellomay Solar Italy Nine SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW, 8 MW and 18 MW, respectively, in Italy that have reached “ready to build” status; and

•
Fairfield Solar Project, LLC, Malakoff Solar I, LLC, Malakoff Solar II, LLC, that are developing photovoltaic projects with installed capacity of 13 MW, 6.5 MW and 6.5 MW, respectively, in the Dallas Metropolitan area, Texas, and have reached “ready to build” status.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities in Israel, regulatory changes, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction and political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Rubenbach (Weintraub)
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com

Dorad Energy Ltd.
Interim Condensed Statement of Financial Position

	September 30	September 30	December 31
	2023	2022	2022
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents	363,054	253,979	151,481
Trade receivables and accrued income	305,778	283,192	238,581
Other receivables	15,992	10,864	32,809
Financial derivatives	3,761	4,601	-
Total current assets	688,585	552,636	422,871

Restricted deposits	552,145	511,766	514,543
Prepaid expenses	30,566	31,739	32,072
Fixed assets	3,132,064	3,286,569	3,253,196
Intangible assets	7,716	5,815	6,404
Right of use assets	56,330	57,954	57,486
Total non-current assets	3,778,821	3,893,843	3,863,701

Total assets	4,467,406	4,446,479	4,286,572

Liabilities
Current maturities of loans from banks	326,668	303,290	279,506
Current maturities of lease liabilities	4,783	4,609	4,645
Trade payables	219,406	276,551	228,468
Other payables	25,812	26,284	11,439
Total current liabilities	576,669	610,734	524,058

Loans from banks	2,131,403	2,321,553	2,211,895
Long-term lease liabilities	51,691	52,795	49,292
Provision for dismantling and restoration	50,000	50,000	50,000
Deferred tax liabilities, net	279,203	205,978	215,016
Other long-term liabilities	13,969	17,732	17,529
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,526,426	2,648,218	2,543,892

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	718,353	541,569	572,664
Total equity	1,364,311	1,187,527	1,218,622

Total liabilities and equity	4,467,406	4,446,479	4,286,572

Dorad Energy Ltd.

Interim Condensed Statement of Profit and Loss

	For the nine months ended		For the three months ended		For the year ended
	September 30		September 30		December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Revenues	2,185,309	1,787,128	930,838	766,199	2,369,220

Operating costs of the
Power Plant:

Energy costs	499,111	408,723	237,621	214,310	544,118
Electricity purchases and infrastructure services	943,040	830,934	350,219	308,485	1,088,127
Depreciation and amortization	182,861	183,587	63,997	59,960	239,115
Other operating costs	138,657	123,181	57,939	47,564	157,189

Total operating costs
of Power Plant	1,763,669	1,546,425	709,776	630,319	2,028,549

Profit from operating
the Power Plant	421,640	240,703	221,062	135,880	340,671
General and administrative expenses	20,726	17,018	6,633	6,124	24,066

Operating profit	400,914	223,685	214,429	129,756	316,605

Financing income	54,805	49,508	18,615	3,606	52,131
Financing expenses	175,843	215,707	50,124	65,315	271,116

Financing expenses, net	121,038	166,199	31,509	61,709	218,985

Profit before
taxes on income	279,876	57,486	182,920	68,047	97,620

Taxes on income	64,187	13,301	42,077	15,642	22,340

Profit for the period	215,689	44,185	140,843	52,405	75,280

Dorad Energy Ltd.
Interim Condensed Statement of Changes in Shareholders’ Equity

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the nine months
ended September 30, 2023
(Unaudited)

Balance as at January 1, 2023 (Audited)	11	642,199	3,748	572,664	1,218,622
Profit for the period	-	-	-	215,689	215,689
Dividend distributed	-	-	-	(70,000)	(70,000)
Balance as at
September 30, 2023 (Unaudited)	11	642,199	3,748	718,353	1,364,311

For the nine months
ended September 30, 2022
(Unaudited)

Balance as at
January 1, 2022 (Audited)	11	642,199	3,748	497,384	1,143,342

Profit for the period	-	-	-	44,185	44,185

Balance as at
September 30, 2022 (Unaudited)	11	642,199	3,748	541,569	1,187,527

For the three months
ended September 30, 2023
(Unaudited)

Balance as at July 1, 2023 (Unaudited)	11	642,199	3,748	647,510	1,293,468
Profit for the period	-	-	-	140,843	140,843
Dividend distributed	-	-	-	(70,000)	(70,000)

Balance as at
September 30, 2023 (Unaudited)	11	642,199	3,748	718,353	1,364,311

For the three months
ended September 30, 2022
(Unaudited)

Balance as at
July 1, 2022 (Unaudited)	11	642,199	3,748	489,164	1,135,122

Profit for the period	-	-	-	52,405	52,405

Balance as at
September 30, 2022 (Unaudited)	11	642,199	3,748	541,569	1,187,527

Dorad Energy Ltd.

Interim Condensed Statement of Changes in Shareholders’ Equity (cont’d)

			Capital reserve
			for activities
	Share	Share	with	Retained
	capital	premium	shareholders	earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended
December 31, 2022 (Audited)

Balance as at January 1, 2022 (Audited)	11	642,199	3,748	497,384	1,143,342
Profit for the year	-	-	-	75,280	75,280

Balance as at
December 31, 2022 (Audited)	11	642,199	3,748	572,664	1,218,622

Dorad Energy Ltd.

Interim Condensed Statements of Cash Flows

	For the nine months ended		For the three months ended		Year ended
	September 30		September 30		December 31
	2023	2022	2023	2022	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Cash flows from
operating activities
Profit for the period	215,689	44,185	140,843	52,405	75,280

Adjustments:
Depreciation and amortization
and fuel consumption	183,707	186,137	64,221	61,436	242,345
Taxes on income	64,187	13,301	42,077	15,642	22,340
Financing expenses, net	121,038	166,199	31,509	61,709	218,985
	368,932	365,637	137,807	138,787	483,670

Change in trade receivables	(67,197)	(34,620)	(63,108)	(91,436)	9,991
Change in other receivables	16,817	29,426	(1,811)	13,068	7,480
Change in trade payables	(48,393)	(77,976)	29,915	78,790	(127,907)
Change in other payables	14,373	19,184	13,102	16,492	4,339
Change in other long-term liabilities	(3,560)	1,898	(1,006)	(1,693)	1,695
	(87,960)	(62,088)	(22,908)	15,221	(104,402)

Taxes on income paid	-	(21,795)	-	-	(21,795)

Net cash flows provided
by operating activities	496,661	325,939	255,742	206,413	432,753

Cash flows provided by
investing activities
Proceeds for settlement of
financial derivatives	5,714	9,435	2,640	3,688	13,652
Investment in fixed assets	(56,712)	(88,914)	(20,555)	(19,749)	(110,715)
Investment in intangible assets	(2,744)	(822)	(427)	(180)	(1,810)
Interest received	22,081	2,299	8,285	1,381	6,433
Net cash flows used in
investing activities	(31,661)	(78,002)	(10,057)	(14,860)	(92,440)

Cash flows provided by
financing activities
Repayment of lease liability principal	(320)	(392)	(108)	(151)	(4,726)
Repayment of loans from banks	(130,987)	(144,775)	-	-	(255,705)
Dividends paid	(70,000)	-	(70,000)	-	-
Interest paid	(77,099)	(82,262)	(114)	(133)	(159,804)
Net cash flows used in
financing activities	(278,406)	(227,429)	(70,222)	(284)	(420,235)

Net increase (decrease) in cash
and cash equivalents	186,594	20,508	175,463	191,269	(79,922)

Effect of exchange rate fluctuations
on cash and cash equivalents	24,979	31,611	10,812	152	29,543
Cash and cash equivalents at
beginning of period	151,481	201,860	176,779	62,558	201,860
Cash and cash equivalents at end of period
	363,054	253,979	363,054	253,979	151,481